Exhibit

Exhibit Description

99.1	Announcement on 2013/03/29: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.2	Announcement on 2013/04/03: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2013/04/03: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2013/04/03: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2013/04/08: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2013/04/09: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.7	Announcement on 2013/04/15: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.8	Announcement on 2013/04/16: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2013/04/22: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on 2013/04/22: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2013/04/22: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.12	Announcement on 2013/04/24: To announce UMC Board of Director’s Resolution to convene the Annual General Meeting(additional motion)

99.13	Announcement on 2013/04/24: To announce UMC Board of Director’s Resolution to release the managerial officer from non-competition restrictions

99.14	Announcement on 2013/04/24: To announce UMC Board of Director’s Resolution to cancel treasury shares

99.15	Announcement on 2013/04/24: To announce the change of Chartered Public

Accountant due to the internal job rotation of the CPA firm

99.16	Announcement on 2013/04/10: March Revenue

99.17	Announcement on 2013/04/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2013/03/29
2.Number of shares repurchased this time: 30,000,000 shares
3.Type of shares repurchased this time: Common share
4.Total monetary amount of shares repurchased this time: NTD$335,763,660
5.Average repurchase price per share this time: NTD$11.19
6.Cumulative number of own shares held during the repurchase period: 58,300,000 shares
7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.45
8.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/03/29~2013/04/03
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 571,554,900 NTD; total transaction price: $ 571,554,900 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor ( Singapore ) Pte Ltd ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/12/28~2013/04/03
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 756,234,928 NTD; total transaction price: $ 756,234,928 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/01/11~2013/04/03
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 1,079,426,668 NTD; total transaction price: $ 1,079,426,668 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Not applicable

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/04/03~2013/04/08
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 636,690,684 NTD; total transaction price: $ 636,690,684 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Not applicable

Exhibit 99.6

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2012/04/09

2.Number of shares repurchased this time: 30,000,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$ 334,739,003

5.Average repurchase price per share this time: NTD$ 11.16

6.Cumulative number of own shares held during the repurchase period: 88,300,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.68

8.Any other matters that need to be specified: None

Exhibit 99.7

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2013/04/15

2.Number of shares repurchased this time: 27,000,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$ 300,887,192

5.Average repurchase price per share this time: NTD$ 11.14

6.Cumulative number of own shares held during the repurchase period: 115,300,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.89

8.Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/07/18~2013/04/16
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 566,916,800 NTD; total transaction price: $ 566,916,800 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): VARIAN SEMICONDUCTOR EQUIPMENT ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/03/07~2013/04/22
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 662,774,525 NTD; total transaction price: $ 662,774,525 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/04/03~2013/04/22
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 566,578,855 NTD; total transaction price: $ 566,578,855 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.11

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2013/04/22

2.Number of shares repurchased this time: 3000,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$ 336,768,999

5.Average repurchase price per share this time: NTD$ 11.23

6.Cumulative number of own shares held during the repurchase period: 14,300,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.12

8.Any other matters that need to be specified: None

Exhibit 99.12

To announce UMC Board of Director’s Resolution to convene the Annual General Meeting (additional motion)

1.Date of the board of directors resolution:2013/04/24
2.Date for convening the shareholders’ meeting:2013/06/11
3.Location for convening the shareholders’ meeting:UMC’s Fab 8S Conference Hall(No.16, Creation Rd. 1, Hsinchu Science Park)
4.Cause or subjects for convening the meeting:
1)Items to report

1.2012 business report

2.Audit committee’s report of 2012 audited financial report

3.Amendment of the Company’s “Rules Governing Procedures for Meetings

of Board of Directors”

4.The status of private placement

5.The issuance of the corporate bonds

6.The status of acquiring the holding company of HeJian Technology (Suzhou) Co., Ltd.

7.The 15th treasury stock repurchase program execution

2)Items to be approved

1.The Company’s 2012 business report and financial statement

2.The Company’s 2012 retained earnings distribution.

3)Discussion items

1.To amend the Company’s “Loan Procedure”

2.To amend the Company’s “Endorsements and Guarantees Procedure”

3.To propose the issuance plan for private placement of common shares ADR/GDR or CB/ECB, including secured or unsecured corporate bonds, to no more than 10% of registered capital

4.To release Directors from non-competition restrictions

5.Book closure starting date:2013/04/13

6.Book closure ending date:2013/06/11

7.Any other matters that need to be specified:None

Exhibit 99.13

To announce The Board of Director’s resolution to release the managerial officer from non-competition restrictions

1.Date of the board of directors resolution:2013/04/24
2.Name and title of the managerial officer with permission to engage in competitive conduct:Jann-Hwa Shyu, Senior Vice President

3.Items of competitive conduct in which the officer is permitted to engage:
To act as the director of Best Elite International, Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd.
4.Period of permission to engage in the competitive conduct:Employment period
5.Circumstances of the resolution (please describe the results of the voting under Article 32 of the Company Act):Approved.

6.If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the managerial officer (if it is not business of a mainland China area enterprise, please enter “not applicable”

below):Jann-Hwa Shyu, Senior Vice President

7.Company name of the mainland China area enterprise and the officer’s position in the enterprise:
To act as the director of Best Elite International, Limited, the holding company of He Jian
Technology (Suzhou) Co., Ltd.
8.Address of the mainland China area enterprise:
No.333,Xing Hua Stree,Suzhou Industrial Park.Suzhou P.R.C.
9.Business items of the mainland China area enterprise:Foundry
10.Degree of effect on the Company’s finances and business:None
11.If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the officer’s investment and the officer’s shareholding ratio:None
12.Any other matters that need to be specified:None

Exhibit 99.14

To announce the Board of Director’s resolution on cancellation of treasury shares

1.Date of the board of directors resolution:2013/04/24
2.Reason for the capital reduction:
300,000,000 treasury shares from the Company’s 14th share repurchase program, will be cancelled.
3.Amount of the capital reduction:NTD3,000,000,000
4.Cancelled shares:300,000,000 shares
5.Capital reduction ratio:2.32%
6.Share capital after the capital reduction:NTD126,532,805,400
7.Scheduled date of the shareholders’ meeting:NA
8.Estimate listed shares, the ratio of listed shares to outstanding shares, after the capital reduction:NA

9.Countermeasures of the aforesaid estimate change in shareholding after the capital reduction:NA

10.Any other matters that need to be specified:
The record date of capital reduction is on 2013/04/24.

Exhibit 99.15

To announce the change of Chartered Public Accountant due to the internal job rotation of the CPA firm

1.Date of occurrence of the event:2013/04/24
2.Name of the original accounting firm and name of the original CPA:
Name of CPA office:ERNST & YOUNG
Name of CPA(1):Hsinmin Hsu
Name of CPA(2):Scott Liang
3.Name of the new accounting firm and name of the new CPA:
Name of CPA office:ERNST & YOUNG
Name of CPA(1):Eric Kuo
Name of CPA(2):Amanda Sung
4.Reason for the replacement:The internal job rotation.
5.Was there any divergence in opinion between the Company and the original CPA concerning accounting principles or audit matters?(If so, please specify.) :None
6.Any other matters that need to be specified:None

Exhibit 99.16

April 10, 2013
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3)
Endorsements and guarantees 4) Financial derivative transactions for the period of March 2013.

1)	Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%
March	Net sales	9,598,645	8,982,404	616,241	6.86%
2013	Net sales	27,781,416	26,269,434	1,511,982	5.76%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) :

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,385,000	1,385,000	40,489,961
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.17

United Microelectronics Corporation
For the month of March, 2013

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares pledged as of February 28, 2013	Number of shares pledged as of March 31, 2013	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	February 28, 2013	March 31, 2013	Changes
—	—	—	—	—